

September 25, 2013

Via E-mail
Leonard J. Amoruso
Chief Executive Officer
Knight Holdco, Inc.
c/o Knight Capital Group, Inc.
545 Washington Boulevard
Jersey City, NJ 07310

      Re: **Knight Capital Group, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed March 1, 2013
              File No. 001-14223

Dear Mr. Amoruso:

     We completed our review of your filing on May 24, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Suzanne Hayes
                            Suzanne Hayes
                            Assistant Director